Mail Stop 6010

      September 15, 2005


Mr. William R. Hahl
Chief Financial Officer
SeaCoast Banking Corporation of Florida
815 Colorado Avenue.
Stuart, FL 34994

	RE:	SeaCoast Banking Corporation of Florida, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 12, 2005
      Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Form 10-Q for Fiscal Quarter Ended June 30, 2005
      File No. 000-13660

Dear Mr. Hahl:

      We have reviewed your filings and have the following comment.
We have limited our review of your filings to the issue we have addressed in our comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the year ended December 31, 2004

Section 302 Certifications - Exhibits 31.1 and 31.2

1. We see that the language in Item 4 to your Section 302 certifications is not exactly as prescribed in the regulation. The required certification must be in the exact form prescribed; and, the wording of the required certification may not be changed in any respect. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in
Item 601(b)(31) of Regulation S-K.


      As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
551-3645 or me, at (202) 551-3605 if you have questions regarding comment on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other concerns.


								Sincerely,



								Gary Todd
								Review Accountant
??

??

??

??

Mr. William R. Hahl
SeaCoast Banking Corporation of Florida
September 15, 2005
Page 1